Exhibit 99.4

AMENDMENT NO. 3

TO

BRIDGELINE DIGITAL, INC.

2016 STOCK INCENTIVE PLAN

This Amendment No. 3 (this “Amendment”) to the Bridgeline Digital, Inc. 2016 Stock Incentive Plan (as may be amended from time to time, the “Plan”), is made as of June 1, 2023. Capitalized terms used herein without definition shall have the meanings ascribed to such terms in the Plan.

WHEREAS, Section 13 of the Plan permits the Board of Directors to amend the Plan, subject, in the case of amendments requiring stockholder approval under the rules of any securities exchange on which the Stock may then be listed, to the approval by the Company's stockholders of such amendment;

WHEREAS, the Board of Directors desires to amend the Plan to increase the number of Shares available for grant under the Plan;

WHEREAS, this Amendment shall be submitted to the Company’s stockholders for approval, and shall become effective as of the date on which the Company’s stockholders approve such Amendment (the “Effective Date”); and

WHEREAS, if the Company’s stockholders fail to approve this Amendment, the existing Plan shall continue in full force and effect.

NOW, THEREFORE, pursuant to Section 13 of the Plan, the Plan is hereby amended as follows, effective as of the Effective Date:

1. Section 3(a) of the Plan is hereby amended and restated in its entirety to read as follows:

(a) Shares Issuable. The maximum number of shares of Stock which may be issued in respect of Awards (including Stock Appreciation Rights) granted under the Plan, subject to adjustment upon changes in capitalization of the Company as provided in this Section 3, shall be 2,400,000 shares. The maximum number of shares of Stock which may be issued in respect of Incentive Stock Options granted under the Plan, subject to adjustment upon changes in capitalization of the Company as provided in Section 3, shall be 2,400,000 shares. For purposes of this limitation, the shares of Stock underlying any Awards which are forfeited, cancelled, reacquired by the Company or otherwise terminated (other than by exercise), shares that are tendered in payment of the exercise price of any Award and shares that are tendered or withheld for tax withholding obligations shall be added back to the shares of Stock with respect to which Awards may be granted under the Plan. Shares issued under the Plan may be authorized but unissued shares or shares reacquired by the Company.

2. Except as expressly amended by this Amendment, all terms and conditions of the Plan shall remain in full force and effect.

IN WITNESS WHEREOF, the Company, buy its duly executed officer, has executed this Amendment to the Bridgeline Digital, Inc. 2016 Stock Incentive Plan, as of the date first indicated above.

Bridgeline Digital, Inc.

By:	/s/ Thomas Windhausen
Thomas Windhausen
Chief Financial Officer